Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-254791

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated April 15, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President & General Counsel of Mogo Inc. at 2100 – 401 West Georgia Street, Vancouver, British Columbia, Canada V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 15, 2021

New Issue	April 15, 2021

MOGO INC.

2,807,577 Common Shares

On February 10, 2021, Mogo Inc. (“Mogo”, the “Company”, “we”, “us” or “our”) entered into a definitive investment agreement (the “Investment Agreement”) with Coinsquare Ltd. (“Coinsquare”) and certain holders of common shares of Coinsquare (collectively, the “Vendors”). Pursuant to the terms of the Investment Agreement, the Company will acquire an aggregate of 6,450,607 common shares in the capital of Coinsquare (each, a “Coinsquare Share”) by way of a subscription from treasury for 3,226,917 Coinsquare Shares and a secondary purchase of 3,223,690 Coinsquare Shares from the Vendors and certain other shareholders of Coinsquare (the “Coinsquare Investment”). As partial consideration for the Coinsquare Shares and in accordance with the terms of the Investment Agreement, the Company will issue: (i) 851,157 common shares in the capital of the Company to Coinsquare on or about April 16, 2021, subject to the satisfaction of closing conditions, or such other date as the Company, Coinsquare and the Vendors agree (the “Closing Date”); and (ii) 1,956,420 common shares in the capital of the Company to the Vendors on the Closing Date (collectively, the “Consideration Shares”). The Company will not receive any cash proceeds from the distribution of the Consideration Shares.

This prospectus supplement (the “Prospectus Supplement”) of the Company, together with the short form base shelf prospectus dated April 15, 2021 to which it relates (the “Shelf Prospectus” and together with the Prospectus Supplement, the “Prospectus”), is being filed with the securities regulatory authority in each of the provinces and territories of Canada, except Québec, in order to qualify the distribution of the Consideration Shares.

No underwriter has been involved in the preparation of this Prospectus Supplement nor has any underwriter performed any review of the contents of this Prospectus Supplement.

The outstanding common shares in the capital of the Company (each, a “Common Share”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MOGO”. On April 14, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and Nasdaq was $10.89 and US$8.70 per Common Share, respectively.

The TSX has conditionally approved the listing of the Consideration Shares being distributed under this Prospectus Supplement, and the Company has submitted a notification of listing to list the Consideration Shares on the Nasdaq. Listing is subject to the Company fulfilling all of the requirements of the TSX and Nasdaq. See "Plan of Distribution".

(i)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This distribution is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The acquisition of Consideration Shares involves significant risks. You should carefully consider the “Risk Factors” section in this Prospectus Supplement and in the accompanying Shelf Prospectus, and in the documents incorporated by reference herein and therein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of the Company’s officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and accompanying Shelf Prospectus may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities by U.S. Investors”.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Shelf Prospectus. Investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus. We have not authorized anyone to provide investors with different information. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Gregory Feller, a director of the Company and the Company’s President and Chief Financial Officer, resides outside of Canada. Mr. Feller has appointed 152928 Canada Inc., c/o Stikeman Elliott LLP, Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, as agent for service of process. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process.

Our head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1. Our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. References in this Prospectus Supplement to “$” are to Canadian dollars and references to “US$” are to United States dollars.

(ii)

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

(iii)

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the distribution of the Consideration Shares and also adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to this distribution. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the distribution of the Consideration Shares.

Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Consideration Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this Prospectus Supplement. We have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Company is not distributing the Consideration Shares in any jurisdiction where the distribution is not permitted by law. You should not assume that the information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus Supplement, the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this Prospectus Supplement or of any distribution of the Consideration Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Consideration Shares.

Unless otherwise noted or the context otherwise indicates, “Mogo”, the “Company”, “us” or “we” refer to Mogo Inc. and its subsidiaries and predecessors, including Mogo Finance Technology Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may contain “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “does not expect”, “is expected”, “scheduled”, “estimates”, “outlook”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

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Discussions containing forward-looking information may be found, among other places, under “Our Company”, “Use of Proceeds”, “Risk Factors” and “Plan of Distribution” in the Shelf Prospectus, under “Risk Factors” in this Prospectus Supplement and in sections of the documents which are incorporated herein by reference. This forward-looking information includes, among other things, statements relating to:

•	the completion of the Coinsquare Investment;
•	the Company’s ability to navigate through the COVID-19 pandemic and the overall economic impact of same;
•	the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;
•	the Company’s anticipated cash needs and its needs for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities;
•	the Company’s ability to protect, maintain and enforce its intellectual property;
•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;
•	the resolution of any legal matters;
•	the Company’s plans for and timing of expansion of its products and services;
•	the Company’s future growth plans;
•	the acceptance by the Company’s customers and the marketplace of new technologies and solutions;
•	the Company’s ability to attract new members and develop and maintain existing members;
•	the Company’s ability to attract and retain personnel;
•	the Company’s expectations with respect to advancement of its product offering;
•	the Company’s competitive position and the regulatory environment in which the Company operates;
•	anticipated trends and challenges in the Company’s business and the markets in which it operates;
•	the Company’s historical investment approach, objectives and strategy, including its focus on specific sectors;
•	the structuring of its investments and its plans to manage its investments;
•	the Company’s expectations regarding the performance of certain sectors in which it has invested; and
•	the completion of the distribution of Consideration Shares.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Given these assumptions, investors should not place undue reliance on this forward-looking information. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail or incorporated by reference in the section entitled “Risk Factors” or elsewhere in, or incorporated by reference into this Prospectus Supplement or the Shelf Prospectus, including risks relating to:

•	the completion of the Coinsquare Investment;
•	the duration and impact of the ongoing COVID-19 pandemic on the business, operations, financial results and prospects of the Company;
•	our limited operating history in an evolving industry;
•	our recent, rapid growth;
•	our history of losses;
•	our efforts to expand our market reach and product portfolio;
•	changes in the regulatory environment or in the way regulations are interpreted;
•	privacy considerations;
•	economic conditions;
•	material changes to the interest rate charged to our members and paid to our lenders;
•	disruptions in the credit markets;
•	an increase in member default rates;
•	our history of negative operating cash flow;
•	our ability to access additional capital through issuances of equity and debt securities;
•	the concentration of our debt funding sources and our ability to access additional capital from those sources;
•	the financial covenants under our credit facilities;
•	security breaches of members’ confidential information;
•	our ability to collect payment on our loans and maintain accurate accounts;
•	a decline in demand for our products;
•	our products achieving sufficient market acceptance;
•	protecting our intellectual property rights;
•	claims by third parties for alleged infringement of their intellectual property rights;
•	the use of open source software and any failure to comply with the terms of open source licenses;

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•	serious errors or defects in our software and attacks or security breaches;
•	the reliability of our credit scoring model;
•	access to reliable third-party data;
•	our risk management efforts;
•	our levels of indebtedness;
•	the adequacy of our allowance for loan losses;
•	exchange rate fluctuations;
•	our marketing efforts and ability to increase brand awareness;
•	member complaints and negative publicity;
•	misconduct and/or errors by our employees and third-party service providers;
•	our ability to collect payment on and service the loans we make to our members;
•	our reliance on data centers to deliver our services and any disruption thereof;
•	competition in our industry;
•	the reliability of information provided by our members;
•	our reliance on key personnel, and in particular, our management;
•	competition for employees;
•	preserving our corporate culture;
•	risks related to litigation;
•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism;
•	volatility in the market price for our publicly traded securities;
•	future sales of our securities by existing shareholders causing the market price for our publicly traded securities to fall;
•	no cash dividends for the foreseeable future;
•	our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business;
•	risks related to operating in the cryptocurrency industry;
•	risks related to the Company’s investment portfolio including:

o	investment risk;
o	our ability to monetize the portfolio given investments in private issuers and illiquid securities;
o	foreign currency exposure if investments in the Company's portfolio consist of securities denominated in foreign currencies;
o	concentration of investments;
o	there is no guaranteed return on the Company's investments;
o	intellectual property claims against issuers that the Company invests in;
o	the Company's portfolio may include securities of issuers established in jurisdictions outside of Canada and the U.S.;
o	some investments of the Company may be in markets that are new and emerging;
o	fluctuation in NAV and valuation of the Company's portfolio;
o	non-controlling interests;
o	trading costs; and
o	the Company may be limited in its ability to make follow-on investments and the dilution in the Company's holdings resulting from a failure to make such follow-on investments; and

•	the other factors discussed under the heading “Risk Factors” in the AIF (as defined below).

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” in this Prospectus Supplement, the Shelf Prospectus, and the AIF should be considered carefully by readers.

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Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus Supplement, in the Shelf Prospectus and in the information incorporated by reference herein and therein represents our expectations as of the date of this Prospectus Supplement (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this Prospectus Supplement, in the Shelf Prospectus and in the information incorporated by reference in herein and therein is expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the securities of the Company.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Vice President & General Counsel of Mogo at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380. These documents are also available electronically on SEDAR at www.sedar.com and on the EDGAR filing website of the SEC (“EDGAR”) at www.sec.gov. The Company’s filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Company is subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC on EDGAR. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Company files with or furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room.

We have filed the registration statement on Form F-10 (File No. 333-254791) (the “Registration Statement”) with the SEC under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Consideration Shares distributed under this Prospectus Supplement. This Prospectus Supplement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the distribution of the Consideration Shares, you should refer to the Registration Statement and to the schedules and exhibits filed therewith.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of the distribution of the Consideration Shares. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Shelf Prospectus, and reference should be made to the Shelf Prospectus for full particulars thereof.

S-4

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the Shelf Prospectus, as supplemented by this Prospectus Supplement:

(a)	The Company's annual information form dated March 26, 2021 for the year ended December 31, 2020 (the "AIF"), as filed on Form 6-K on March 26, 2021;

(b)

The Company's audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, together with the notes thereto and the independent auditors' report thereon, as filed on Form 6-K on March 23, 2021;

(c)	The Company's management's discussion and analysis for the year ended December 31, 2020, as filed on Form 6-K on March 23, 2021;

(d)

The Company's management information circular dated November 16, 2020 prepared in connection with the annual general meeting of shareholders held on December 11, 2020, as filed on Form 6-K on November 18, 2020;

(e)

The Company's management information circular dated November 27, 2020 prepared in connection with the special meeting of shareholders held on January 15, 2021, as filed on Form 6-K on December 28, 2020;

(f)

The Company's material change report dated January 8, 2021 regarding the launch of the Company's at-the-market equity program (the "ATM Equity Program") pursuant to an at-the-market offering agreement (the "ATM Agreement") and prospectus supplement, as filed on Form 6-K on January 11, 2021;

(g)

The Company's material change report dated February 3, 2021 regarding the completion of the Company's acquisition of 100% of the outstanding securities (the "Carta Transaction") of Carta Solutions Holding Corporation ("Carta Worldwide"), as filed on Form 6-K on February 3, 2021;

(h)

The Company's material change report dated February 17, 2021 regarding the Company entering into the Investment Agreement with Coinsquare and the Vendors, pursuant to which, Mogo will have the right to acquire up to over a 40% ownership interest in Coinsquare, as filed on Form 6-K on February 18, 2021;

(i)

The Company's material change report dated March 1, 2021 regarding the completion of the Company's registered direct offering (the "Registered Direct Offering") and concurrent private placement of unregistered warrants and the termination of the ATM Agreement, as filed on Form 6-K on March 1, 2021; and

(j)

The Company's material change report dated April 1, 2021 regarding the Company entering into a binding letter of intent to acquire all of the issued and outstanding equity interests of Moka Financial Technologies Inc., as filed on Form 6-K on April 1, 2021.

Any documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions subsequently filed by us with the various securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and until the distribution of the Consideration Shares is completed shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with or furnished to the SEC by the Company pursuant to the Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC under the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Shelf Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

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References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(ii)	the consent of KPMG LLP, the Company’s independent auditors;

(iii)	the consent of Ernst & Young LLP, the auditors of Carta Worldwide, the Company’s wholly-owned subsidiary;

(iv)	the consent of Stikeman Elliott LLP, the Company’s Canadian counsel; and

(v)	powers of attorney from certain of the Company’s officers and directors.

NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN U.S. AND CANADIAN REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, the financial statements incorporated by reference in the Prospectus Supplement, and in the other documents incorporated by reference in this Prospectus Supplement, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus Supplement are reported in Canadian dollars. The Company’s consolidated financial statements for the years ended December 31, 2020 and 2019, as incorporated by reference in this Prospectus Supplement, have been prepared in accordance with IFRS.

References in this Prospectus Supplement to “$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

The following table sets forth (i) the rate of exchange for the United States dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the United States dollar during such periods, expressed in Canadian dollars; and (iii) the high and low exchange rates for the United States dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars:

	Fiscal Year Ended December 31
	2020	2019	2018
Rate at the end of period	$1.2732	$1.2988	$1.3642
Average rate during period	$1.3415	$1.3269	$1.2957
Highest rate during period	$1.4496	$1.3600	$1.3642
Lowest rate during period	$1.2718	$1.2988	$1.2288

On April 14, 2021, the daily exchange rate for the Canadian dollar in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.2553.

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THE COMPANY

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC.

Coinsquare Investment

On February 10, 2021, Mogo entered into the Investment Agreement with Coinsquare and the Vendors, pursuant to which, Mogo agreed to acquire an aggregate of 6,450,607 Coinsquare Shares by way of a treasury subscription for 3,226,917 Coinsquare Shares (the “Subscription”) and a secondary purchase of 3,223,690 Coinsquare Shares from the Vendors (the “Acquisition”) for aggregate consideration of approximately $56.4 million, payable in a combination of cash and Consideration Shares.

At closing of the Coinsquare Investment:

•

Mogo will subscribe for 3,226,917 Coinsquare Shares from treasury in consideration of a cash payment of $15,661,303.84 and the issuance of 851,157 Consideration Shares at a deemed price of $9.20 per Consideration Share;

•

Mogo will acquire 3,223,690 Coinsquare Shares from the Vendors and certain other shareholders of Coinsquare in consideration of a cash payment of $11,734,231.60 and the issuance of 1,956,420 Consideration Shares at a deemed price of $10.82 per Consideration Share;

•	Coinsquare will issue Mogo a warrant to acquire up to an additional 7,240,665 Coinsquare Shares for a period of 18 months from the Closing Date; and

•

Mogo will have a 12-month call option to acquire from the Vendors an additional 10% of the outstanding Coinsquare Shares and the Vendors will have a put right for 10% of the outstanding Coinsquare Shares that may be exercised under certain conditions within 6 to 13 months of the Closing Date. The put right will be void and of no force or effect if Mogo exercises the call option in full and vice versa.

Upon closing of the Coinsquare Investment, Mogo will enter into a unanimous shareholder agreement with all of the shareholders of Coinsquare, pursuant to which, among other things, Mogo will be granted a right to appoint one nominee to Coinsquare’s board of directors, which may be increased to two nominees under certain conditions. In addition, Mogo and Coinsquare will enter into an investor rights agreement, pursuant to which, among other things, Coinsquare will have the right to appoint one nominee to Mogo’s board of directors for so long as Coinsquare owns at least one-half of the Consideration Shares issued to it in connection with the Subscription.

Under the terms of the Investment Agreement, the Consideration Shares must be issued as freely tradeable Common Shares, subject only to a 30-day contractual transfer restriction set out in the Investment Agreement applicable to one-half of the Consideration Shares. Additionally, certain of the Consideration Shares and cash consideration paid to certain of the Vendors will be subject to escrow restrictions as set out in the Investment Agreement. Closing of the Coinsquare Investment is subject to certain regulatory approvals, including the approval of the TSX, in addition to other customary closing conditions, and is expected to close on or about April 16, 2021.

The above summary is qualified in its entirety by reference to the terms of the Investment Agreement and related amending agreement, copies of which are available under Mogo’s profile on SEDAR at www.sedar.com.

RISK FACTORS

An investment in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business. You should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the other information contained in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein (and in particular, the risk factors discussed under the heading “Risk Factors” beginning at page 24 of the AIF).

S-7

The risks and uncertainties described in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the our publicly traded securities could be materially and adversely affected. In all these cases, the trading price of our publicly traded securities could decline, and investors could lose all or part of their investment.

Risks Related to the Coinsquare Investment

We may fail to complete the Coinsquare Investment.

The completion of the Coinsquare Investment is subject to certain regulatory approvals, including the approval of the TSX, in addition to other customary closing conditions and may not occur. If these closing conditions are not met or the Coinsquare Investment is not completed, we would not realize any anticipated benefits from the Coinsquare Investment.

There can be no assurance that even if the Coinsquare Investment is completed that it will be completed on the same or similar terms to those set out in this Prospectus Supplement. In addition, our ongoing business may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Coinsquare Investment, and we could experience negative reactions from the financial markets, which could cause a decrease in the market price of our securities, particularly if the market price reflects market assumptions that the Coinsquare Investment will be completed or completed on certain terms. We may also experience negative reactions from our customers and employees and there could be negative impact on our ability to attract future acquisition opportunities. Failure to complete the Coinsquare Investment or a change in the terms of the Coinsquare Investment could each have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Consideration Shares

The market price for our publicly traded securities may be volatile and your investment could suffer a decline in value.

The market price of our publicly traded securities could be subject to significant fluctuations. Some of the factors that may cause the market price of our publicly traded securities to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;
•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;
•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•	short sales, hedging and other derivative transactions in our securities;
•	litigation or regulatory action against us;
•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with securities regulators, including our financial statements;
•	publication of research reports or news stories about us, our competitors or our industry;
•	positive or negative recommendations or withdrawal of research coverage by securities analysts;
•	changes in general political, economic, industry and market conditions and trends;
•	sales of our securities by existing shareholders;
•	recruitment or departure of key personnel;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and
•	the other risk factors described in this section of this Prospectus Supplement and in the Shelf Prospectus.

S-8

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Company by those institutions, which could materially adversely affect the trading price of our publicly traded securities. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of our publicly traded securities may be materially adversely affected.

In addition, broad market and industry factors may harm the market price of our publicly traded securities. Hence, the market price of our publicly traded securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our securities regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, and our management’s attention and resources could be diverted, and it could harm our business, operating results and financial condition.

Future sales or issuances of securities could decrease the value of existing securities, including our Common Shares, dilute investors’ voting power and reduce our earnings per share.

We may issue additional Common Shares or securities convertible into Common Shares in the future, which may dilute a shareholder’s holdings in the Company. Our articles permit the issuance of an unlimited number of Common Shares, and purchasers of Consideration Shares will have no pre-emptive rights in connection with such further issuance. Our directors have discretion to determine the price and the terms of further issuances.

Future sales or issuances of securities could decrease the value of existing securities, dilute investors’ voting power and reduce our earnings per share.

We may sell additional securities in subsequent offerings and may issue additional securities to finance operations, acquisitions or other projects. We have a large number of authorized but unissued Common Shares. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the securities. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices for securities. With any additional sale or issuance of Common Shares (including securities convertible into Common Shares), investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

We do not currently intend to pay cash dividends.

We currently intend to retain future earnings to finance the operation, development and expansion of our business. The Company does not anticipate paying cash dividends on the Common Shares, including the Consideration Shares, in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of the Consideration Shares appreciates.

Potential fluctuations in financial results make financial forecasting difficult.

Our revenues, cash flows and other operating results can vary from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors, unanticipated changes in contractual arrangements and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of our Common Shares may be materially and adversely affected.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for you to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

S-9

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

USE OF PROCEEDS

The Company will not receive any proceeds from the distribution of the Consideration Shares as the Consideration Shares are being issued as partial consideration in connection with the Coinsquare Investment.

PLAN OF DISTRIBUTION

Pursuant to the Investment Agreement, Mogo has agreed to acquire 6,450,607 Coinsquare Shares. As partial consideration for the Coinsquare Shares and in accordance with the terms of the Investment Agreement, Mogo has agreed to issue an aggregate of 2,807,577 Consideration Shares to Coinsquare, the Vendors and certain other shareholders of Coinsquare. The terms of the Investment Agreement, including the deemed price per Consideration Share, were determined by negotiation between Mogo, Coinsquare and the Vendors.

No securities will be issued to any person other than Coinsquare, the Vendors and certain other shareholders of Coinsquare pursuant to this Prospectus Supplement. Mogo is not distributing the Consideration Shares in any jurisdiction where the distribution is not permitted by law. No underwriter has been involved in the distribution of the Consideration Shares or in the preparation of this Prospectus Supplement, nor has any underwriter performed any review of the contents of this Prospectus Supplement.

The TSX has conditionally approved the listing of the Consideration Shares being distributed under this Prospectus Supplement, and the Company has submitted a notification of listing to list the Consideration Shares on the Nasdaq. Listing is subject to the Company fulfilling all of the requirements of the TSX and Nasdaq.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date of this Prospectus Supplement, we had 56,780,729 Common Shares and no preferred shares of any series issued and outstanding.

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Company’s shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by Mogo’s board of directors. Holders of Common Shares are, subject to the rights and priorities of holders of preferred shares, entitled to participate in any distribution of the Company’s net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per Common Share.

See “Description of Share Capital” in the Shelf Prospectus for a detailed description of the attributes of our Common Shares and preferred shares.

CONSOLIDATED CAPITALIZATION

Other than as set out under “Prior Sales”, there have been no material changes in the consolidated share and loan capital of Mogo from December 31, 2020 to the date of this Prospectus Supplement.

___________

S-10

PRIOR SALES

In the 12-month period before the date of this Prospectus Supplement, the Company has issued the following Common Shares or securities convertible or exchangeable into Common Shares:

Date of Issuance/Grant	Price per Security ($)	Number of Securities Issued
Common Shares issued in connection with convertible debentures:

June 1, 2020	$1.26	499,425
August 10, 2020	$2.75	98,545
August 11, 2020	$2.75	36,363
August 12, 2020	$2.75	57,454
August 31, 2020	$2.728	111,724
September 14, 2020	$2.75	6,545
November 16, 2020	$2.75	38,181
November 20, 2020	$2.75	36,363
November 30, 2020	$2.645	111,876
December 1, 2020	$2.75	25,454
December 2, 2020	$2.75	109,090
December 2, 2020	$2.75	11,272
December 3, 2020	$2.75	153,090
December 4, 2020	$2.75	47,271
December 7, 2020	$2.75	30,181
December 8, 2020	$2.75	75,636
December 11, 2020	$2.75	105,818
December 14, 2020	$2.75	22,545
December 15, 2020	$2.75	158,908
December 17, 2020	$2.75	58,909
December 18, 2020	$2.75	73,453
December 21, 2020	$2.75	18,181
December 22, 2020	$2.75	113,815
December 23, 2020	$2.75	154,908
January 11, 2021	$4.652	21,477
January 11, 2021	$2.75	3,157,453

Common Shares issued in connection with non-convertible debentures:

October 7, 2020	$1.7981	181,816
October 7, 2020	$1.8235	593,819

Common Shares issued pursuant to shares for debt issuances:

June 15, 2020	$1.2566	426,944
September 1, 2020	$2.18785	175,971
September 1, 2020	$2.2255	7,500

________________

S-11

Common Shares issued upon exercise of stock options:

July 28, 2020	$1.56	10,265
July 31, 2020	$1.56	291
August 4, 2020	$1.56	2,993
August 19, 2020	$1.56	2,337
August 20, 2020	$1.56	3,021
August 24, 2020	$1.56	7,322
August 25, 2020	$1.56	3,909
August 31, 2020	$1.56	6,782
September 23, 2020	$1.56	3,409
September 28, 2020	$1.56	5,200
October 28, 2020	$1.56	6,454
December 2, 2020	$1.56	13,902
December 4, 2020	$1.56	10,000
December 7, 2020	$1.56	2,446
December 10, 2020	$1.56	32,060
December 15, 2020	$1.56	98,274
December 17, 2020	$3.88	50,000
December 17, 2020	$1.56	2,421
December 18,2020	$1.56	6,500
December 24, 2020	$1.56	2,942
January 13, 2021	$1.78	7,500
January 13, 2021	$2.10	6,667
January 25, 2021	$1.56	15,925
February 19, 2021	$4.21	15,000
March 24, 2021	$1.56	80,200
March 25, 2021	$1.56	118,923
March 26, 2021	$1.56	51,575
March 29, 2021	$1.56	113,448
March 30, 2021	$1.56	60,605
March 31, 2021	$1.56	37,217
April 1, 2021	$1.56	2,543
April 1, 2021	$10.00	8,333
April 1, 2021	$9.15	8,333
April 7, 2021	$1.56	4,569
April 8, 2021	$1.56	3,305
April 9, 2021	$1.56	4,045

Common Shares issued for vested restricted share units:

June 29, 2020	$1.23	37,375
August 24, 2020	$2.14	20,000
December 4, 2020	$4.16	1,250

S-12

Common Shares issued upon exercise of warrants:

November 11, 2020	$2.03	500
November 25, 2020	$2.03	25,000
November 26, 2020	$2.03	9,300
December 2, 2020	$2.03	95,608
December 3, 2020	$2.03	2,500
December 4, 2020	$2.03	18,300
December 7, 2020	$2.03	116,800
December 8, 2020	$2.03	16,300
December 9, 2020	$2.03	5,000
December 10, 2020	$2.03	45,100
December 15, 2020	$2.03	1,500
December 17, 2020	$2.03	50,500
December 21, 2020	$2.03	66,520
December 23, 2020	$2.03	187,000
December 24, 2020	$2.03	90,000
December 29, 2020	$2.03	49,600
December 30, 2020	$2.03	210,899
January 4, 2021	$2.03	2,000
January 5, 2021	$2.03	172,500
January 7, 2021	$2.03	900
January 8, 2021	$2.03	9,800
January 12, 2021	$2.03	15,800
January 13, 2021	$2.03	26,092
January 15, 2021	$2.03	4,000
January 20, 2021	$2.03	10,500
January 21, 2021	$2.03	20,500
February 1, 2021	$2.03	1,100
February 3, 2021	$2.03	15,000
February 4, 2021	$2.03	18,400
February 9, 2021	$2.03	13,500
February 10, 2021	$2.03	8,800
February 11, 2021	$2.03	47,400
February 12, 2021	$2.03	121,300
February 16, 2021	$2.03	226,700
February 17, 2021	$2.03	212,452
February 19, 2021	$2.03	10,900
February 22, 2021	$2.03	80,000
February 23, 2021	$2.03	205,700
February 24, 2021	$2.03	65,000
February 25, 2021	$2.03	10,400
February 26, 2021	$2.03	5,900
March 2, 2021	$2.03	127,953
March 2, 2021	$1.292	1,196,120

S-13

March 5, 2021		$2.03	6,200
March 9, 2021		$2.03	2,203
March 10, 2021		$2.03	23,400
March 16, 2021		$2.03	11,600
March 17, 2021		$2.03	21,759
March 18, 2021		$2.03	66,200
March 19, 2021		$2.03	235,156
March 22, 2021		$2.03	47,000
March 23, 2021		$2.03	37,100
March 24, 2021		$2.03	56,000
March 25, 2021		$2.03	82,700
March 26, 2021		$2.03	32,912
March 26, 2021		$1.292	116,667
March 29, 2021		$2.03	7,800
April 1, 2021		$2.03	1,000
April 5, 2021		$2.03	11,800
April 6, 2021		$2.03	11,000
April 7, 2021		$2.03	4,300
April 9, 2021		$2.03	15,760
April 13, 2021		$2.03	41,800

Common Shares issued in connection with the ATM Equity Program:

January 7, 2021		$6.38	84,971
January 8, 2021		$6.59	24,000
January 14, 2021		$6.39	55,000
January 15, 2021		$6.57	50,000
February 4, 2021		$7.31	15,004
February 11, 2021		$12.99	182,792
February 17, 2021		$12.21	102,992
February 18, 2021		$13.37	260,000
February 19, 2021		$13.62	750,000

Common Shares issued pursuant to the Carta Transaction:

January 26, 2021		$5.48	10,000,000

Common Shares issued pursuant to the Registered Direct Offering:

February 24, 2021		$12.67	5,346,536

Warrants to purchase Common Shares:

October 7, 2020(1)		$2.03	4,479,392
February 24, 2021(2)	US$	11.00	2,673,268
February 24, 2021(3)	US$	12.65	267,327

Options to purchase Common Shares:

June 5, 2020(4)		$1.31	150,000
June 9, 2020(4)		$1.56	1,188,400
September 30, 2020(4)		$1.96	27,638
November 17, 2020(4)		$2.77	22,000
December 18, 2020(4)		$4.58	600,000
March 31, 2021(4)		$10.72	2,125,371

(1)

Warrants were issued to holders of the Company's non-convertible debentures in connection with certain amendments to the Company's non-convertible debentures for no additional consideration. The exercise price of such warrants is $2.03.

(2)	Warrants were issued to certain investors in connection with the Registered Direct Offering for no additional consideration. The exercise price of such warrants is US$11.00.
(3)	Warrants were issued to the placement agent of the Registered Direct Offering for no additional consideration. The exercise price of such warrants is US$12.65.
(4)	In respect of options to purchase Common Shares, the "Price per Security ($)" column denotes the exercise price of such options.

S-14

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “MOGO” and on the Nasdaq under the symbol “MOGO”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	TSX (prices in Canadian dollars)		Nasdaq (prices in U.S. dollars)
	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
April 1-14, 2021	$10.78 – 13.95	364,294	$8.56 - 11.13	2,967,995
March, 2021	$7.91 - 15.34	579,130	$6.23 - 12.29	4,183,947
February, 2021	$5.16 - 15.00	865,583	$4.03 - 11.86	5,098,164
January, 2021	$4.77 - $6.84	320,027	$3.71 - $5.38	1,218,803
December, 2020	$3.50 - $5.30	389,027	$2.70 - $4.48	1,733,026
November 2020	$1.62 - $3.49	323,018	$1.22 - $2.70	5,496,757
October 2020	$1.53 - $2.11	47,115	$1.16 - $1.63	175,177
September 2020	$1.76 - $2.37	56,724	$1.35 - $1.81	140,003
August 2020	$2.01 - $3.21	132,876	$1.53 - $2.42	786,244
July 2020	$1.19 - $3.43	269,299	$0.88 - $3.15	1,900,491
June 2020	$1.18 – $1.97	81,273	$0.85 – $1.48	287,536
May 2020	$1.03 - $1.80	97,192	$0.72 – $1.34	294,975
April 2020	$1.14 - $1.55	62,807	$0.80 - $1.13	41,583

The closing price of the Common Shares on the TSX and Nasdaq on April 14, 2021 was $10.89 and US$8.70, respectively.

LEGAL MATTERS

Certain legal matters relating to the distribution of the Consideration Shares will be passed upon on behalf of the Company by (i) Stikeman Elliott LLP with respect to Canadian legal matters and (ii) Latham & Watkins LLP with respect to United States legal matters. As at the date hereof, the partners and associates, as a group, of Stikeman Elliott LLP, own, directly or indirectly, less than 1% of the Common Shares.

S-15

AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditors of the Company are KPMG LLP, Chartered Professional Accountants. KPMG LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. Our transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia). All but one of our directors and officers, and most of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Consideration Shares who reside in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Consideration Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. We have been advised by our Canadian legal counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the distribution of Consideration Shares under this Prospectus Supplement.

S-16

CERTIFICATE OF THE COMPANY

Dated: April 15, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, except Québec.

“David Feller” __________________________________	“Gregory Feller” _____________________________
David Feller Chief Executive Officer	Gregory Feller President and Chief Financial Officer

On behalf of the Board of Directors:
“Minhas Mohamed” __________________________________	“Kees Van Winters” __________________________________
Minhas Mohamed Director	Kees Van Winters Director

C-1

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada except Québec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President & General Counselof Mogo Inc. at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	April 15, 2021

MOGO INC.

US$500,000,000

Common Shares

Preferred Shares

Debt Securities

Warrants

Units

This short form base shelf prospectus (this "Prospectus") relates to the issue and sale from time to time of common shares (the "Common Shares") of Mogo Inc. ("Mogo", the "Company", "us" or "we"), preferred shares of the Company (the "Preferred Shares", and together with Common Shares, the "Shares"), debt securities (the "Debt Securities"), warrants to purchase Shares or Debt Securities (the "Warrants"), or any combination thereof (the "Units", and collectively with all of the foregoing, the "Securities"), up to an aggregate offering price of US$500,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains effective. The Securities may either be offered by us or by our securityholders.

The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (collectively or individually, as the case may be, a "Prospectus Supplement").

All information required to be included in a short form prospectus but permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Debt Securities, the designation of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the maturity date, whether payment on the Debt Securities will be senior or subordinated to the Company's other liabilities and obligations, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rates, any conversion or exchange rates attached to the Debt Securities, whether the Company may redeem the Debt Securities at its option and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the Shares or Debt Securities issuable upon exercise of the Warrants, the offering price, the currency, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered; and (v) in the case of Units, the designation, number of Securities comprising the Units, the offering price, the currency and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") and on the Nasdaq Capital Market ("Nasdaq") under the symbol "MOGO" and certain common share purchase warrants (the "Listed Warrants") of the Company are listed and posted for trading on the TSX under the symbol "MOGO.WT". Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares and the Listed Warrants will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares and the Listed Warrants, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See "Risk Factors".

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Latham & Watkins LLP, with respect to U.S. legal matters.

An investment in the Securities is subject to a number of significant risks that should be considered by a prospective purchaser. Prospective investors should carefully consider the risk factors described under "Risk Factors", in the documents incorporated by reference herein, and in the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2020 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus or any Prospectus Supplement may by residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

This Prospectus may qualify an "at-the-market distribution", as such term is defined in National Instrument 44-102 – Shelf Distributions ("NI 44-102"). In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), other than an "at-the-market distribution", the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. In this Prospectus, references to "$" and "C$" are to Canadian dollars and references to US$ are to United States dollars.

Gregory Feller, a director of the Company and the Company's President and Chief Financial Officer, resides outside of Canada. Mr. Feller has appointed 152928 Canada Inc., c/o Stikeman Elliott LLP, Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process.

Our head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1. Our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

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ABOUT THIS PROSPECTUS

Unless otherwise noted or the context otherwise indicates, "Mogo", the "Company", "us" or "we" refer to Mogo Inc. and its subsidiaries and predecessors, including Mogo Finance Technology Inc. ("Mogo Finance").

An investor should rely only on the information contained in this Prospectus, any applicable Prospectus Supplement and the information incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with additional or different information. The information contained on mogo.ca is not included in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. Any graphs, tables or other information demonstrating our historical performance or of any other entity contained in this Prospectus or any applicable Prospectus Supplement or the information incorporated by reference in this Prospectus or any applicable Prospectus Supplement are intended only to illustrate past performance and are not necessarily indicative of our future performance or that of any other entity. The information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of such documents, regardless of the time of delivery of such documents or of any sale of the Securities.

This Prospectus is part of a registration statement on Form F-10 (the "Registration Statement") relating to our Securities that we have filed or will file with the SEC. Under the Registration Statement, we may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US$500,000,000. This Prospectus, which constitutes part of the Registration Statement, provides you with a general description of the Securities that we may offer. Each time we sell Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading "Documents Incorporated By Reference". This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to Mogo and the Securities.

This Prospectus and the information incorporated herein by reference include certain trade names and trademarks which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this Prospectus may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights to these trademarks and trade names.

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WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President & General Counsel of Mogo Inc. at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. You may read any document that we file with or furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. The Company's filings are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS INCORPORATED BY REFERENCE

Under the short form prospectus system adopted by the securities commissions and other regulatory authorities in each of the provinces and territories of Canada, we are permitted to incorporate by reference the information we file with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. The following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a) The Company's annual information form dated March  26, 2021 for the year ended December 31, 2020 (the "AIF"), as filed on Form 6-K on March 26, 2021;

(b) The Company's audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, together with the notes thereto and the independent auditors' report thereon (the "Annual Financials"), as filed on Form 6-K on March 23, 2021;

(c) The Company's management's discussion and analysis for the year ended December 31, 2020 (the "Annual MD&A"), as filed on Form 6-K on March 23, 2021;

(d) The Company's management information circular dated November 16, 2020 prepared in connection with the annual general meeting of shareholders held on December 11, 2020, as filed on Form 6-K on November 18, 2020;

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(e) The Company's management information circular dated November 27, 2020 prepared in connection with the special meeting of shareholders held on January 15, 2021, as filed on Form 6-K on December 28, 2020;

(f) The Company's material change report dated January 8, 2021 regarding the launch of the Company's at-the-market equity program pursuant to an at-the-market offering agreement (the "ATM Agreement") and prospectus supplement, as filed on Form 6-K on January 11, 2021;

(g) The Company's material change report dated February 3, 2021 regarding the completion of the Company's acquisition of 100% of the outstanding securities (the "Carta Transaction") of Carta Solutions Holding Corporation ("Carta Worldwide"), as filed on Form 6-K on February 3, 2021;

(h) The Company's material change report dated February 17, 2021 regarding the Company entering into a definitive investment agreement with Coinsquare Ltd. ("Coinsquare") and certain shareholders of Coinsquare, pursuant to which, Mogo will have the right to acquire up to over a 40% ownership interest in Coinsquare, as filed on Form 6-K on February 18, 2021;

(i) The Company's material change report dated March 1, 2021 regarding the completion of the Company's registered direct offering and concurrent private placement of unregistered warrants and the termination of the ATM Agreement, as filed on Form 6-K on March 1, 2021; and

(j) The Company's material change report dated April 1, 2021 regarding the Company entering into a binding letter of intent to acquire all of the issued and outstanding equity interests of Moka Financial Technologies Inc., as filed on Form 6-K on April 1, 2021.

Any documents of the type referred to in Item 11.1 of Form 44-101F1 and any documents required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus subsequently filed by us with the various securities commissions or similar authorities in Canada after the date of this Prospectus and until the expiry of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC by the Company pursuant to the Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC under the Exchange Act, if and to the extent expressly provided therein.

A Prospectus Supplement containing the specific terms for an issue of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the Securities issued under that Prospectus Supplement.

Upon a new annual information form and related annual financial statements and management's discussion and analysis relating thereto being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form or forms, as the case may be, annual and interim financial statements and management's discussion and analysis relating thereto and material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular relating to an annual meeting of shareholders of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular relating to the preceding annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not constitute a part of this Prospectus, except as so modified or superseded.

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You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the Registration Statement of which this Prospectus forms a part. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part insofar as required by the SEC's Form F-10:

•	the documents listed under "Documents Incorporated By Reference" in this Prospectus;
•	the consent of KPMG LLP, the Company's independent auditors;
•	the consent of Ernst & Young LLP, the auditors of Carta Worldwide, the Company's wholly-owned subsidiary;
•	the consent of Stikeman Elliott LLP, the Company's Canadian counsel;
•	powers of attorney of the Company's directors and officers, as applicable; and
•	form of debt indenture.

A copy of the form of warrant indenture or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the Exchange Act.

FORWARD-LOOKING INFORMATION

This Prospectus, any Prospectus Supplement and the documents incorporated by reference herin may contain certain "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "does not expect", "is expected", "scheduled", "proposed", "estimates", "outlook", "intends", "anticipates", "does not anticipate", "believes", or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Discussions containing forward-looking information may be found, among other places, under "Our Company", "Use of Proceeds", "Risk Factors" and "Plan of Distribution", in sections of any Prospectus Supplement and in sections of the documents which are incorporated herein by reference.

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This forward-looking information includes, among other things, statements relating to:

•	the Company's ability to navigate through the COVID-19 pandemic and the overall economic impact of same;
•	the Company's expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;
•	the Company's anticipated cash needs and its needs for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company's credit facilities;
•	the Company's ability to protect, maintain and enforce its intellectual property;
•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;
•	the resolution of any legal matters;
•	the Company's plans for and timing of expansion of its products and services;
•	the Company's future growth plans;
•	the acceptance by the Company's customers and the marketplace of new technologies and solutions;
•	the Company's ability to attract new members and develop and maintain existing members;
•	the Company's ability to attract and retain personnel;
•	the Company's expectations with respect to advancement of its product offering;
•	the Company's competitive position and the regulatory environment in which the Company operates;
•	anticipated trends and challenges in the Company's business and the markets in which it operates;
•	the Company's historical investment approach, objectives and strategy, including its focus on specific sectors;
•	the structuring of its investments and its plans to manage its investments;
•	the Company's expectations regarding the performance of certain sectors in which it has invested; and
•	the completion of any offering of Securities.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Given these assumptions, investors should not place undue reliance on this forward-looking information. Whether actual results, performance or achievements will conform to the Company's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail or incorporated by reference in the section entitled "Risk Factors" or elsewhere in, or incorporated by reference into this Prospectus or any applicable Prospectus Supplement, including risks relating to:

•	the duration and impact of the ongoing COVID-19 pandemic on the business, operations, financial results and prospects of the Company;
•	our limited operating history in an evolving industry;
•	our recent, rapid growth;
•	our history of losses;
•	our efforts to expand our market reach and product portfolio;
•	changes in the regulatory environment or in the way regulations are interpreted;
•	privacy considerations;
•	economic conditions;
•	material changes to the interest rate charged to our members and paid to our lenders;
•	disruptions in the credit markets;
•	an increase in member default rates;
•	our history of negative operating cash flow;
•	our ability to access additional capital through issuances of equity and debt securities;
•	the concentration of our debt funding sources and our ability to access additional capital from those sources;
•	the financial covenants under our credit facilities;
•	security breaches of members' confidential information;
•	our ability to collect payment on our loans and maintain accurate accounts;
•	a decline in demand for our products;
•	our products achieving sufficient market acceptance;
•	protecting our intellectual property rights;
•	claims by third parties for alleged infringement of their intellectual property rights;

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•	the use of open source software and any failure to comply with the terms of open source licenses;
•	serious errors or defects in our software and attacks or security breaches;
•	the reliability of our credit scoring model;
•	access to reliable third-party data;
•	our risk management efforts;
•	our levels of indebtedness;
•	the adequacy of our allowance for loan losses;
•	exchange rate fluctuations;
•	our marketing efforts and ability to increase brand awareness;
•	member complaints and negative publicity;
•	misconduct and/or errors by our employees and third-party service providers;
•	our ability to collect payment on and service the loans we make to our members;
•	our reliance on data centers to deliver our services and any disruption thereof;
•	competition in our industry;
•	the reliability of information provided by our members;
•	our reliance on key personnel, and in particular, our management;
•	competition for employees;
•	preserving our corporate culture;
•	risks related to litigation;
•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism;
•	volatility in the market price for our publicly traded securities;
•	future sales of our securities by existing shareholders causing the market price for our publicly traded securities to fall;
•	no cash dividends for the foreseeable future;
•	our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business;
•	risks related to operating in the cryptocurrency industry;
•	risks related to the Company's investment portfolio including: o
o	investment risk;
o	our ability to monetize the portfolio given investments in private issuers and illiquid securities;
o	foreign currency exposure if investments in the Company's portfolio consist of securities denominated in foreign currencies;
o	concentration of investments;
o	there is no guaranteed return on the Company's investments;
o	intellectual property claims against issuers that the Company invests in;
o	the Company's portfolio may include securities of issuers established in jurisdictions outside of Canada and the U.S.;
o	some investments of the Company may be in markets that are new and emerging;
o	fluctuation in NAV and valuation of the Company's portfolio;
o	non-controlling interests;
o	trading costs; and
o	the Company may be limited in its ability to make follow-on investments and the dilution in the Company's holdings resulting from a failure to make such follow-on investments; and
•	the other factors discussed under the heading "Risk Factors" in the AIF.

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If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in "Risk Factors" in this Prospectus, any applicable Prospectus Supplement, and the AIF should be considered carefully by readers.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus and any applicable Prospectus Supplement, and in the information incorporated by reference in this Prospectus and any applicable Prospectus Supplement represents our expectations as of the date of this Prospectus and any Prospectus Supplement, as applicable (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this Prospectus and any Prospectus Supplement and in the information incorporated by reference in this Prospectus and any Prospectus Supplement is expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus and any applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Securities.

OUR COMPANY

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo's wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC.

Recent Developments

The Canadian Securities Administrators (“CSA”) and the Investment Industry Regulatory Organization of Canada (“IIROC”) published Joint Staff Notice 21-329 – Guidance for Crypto-Asset Trading Platforms: Compliance with Regulatory Requirements (the “Staff Notice”) on March 29, 2021, to provide guidance on how securities legislation applies to platforms that facilitate trading of crypto assets and instruments or contracts involving crypto assets. Concurrently, the Ontario Securities Commission (“OSC”) issued a press release (the “OSC Press Release”) advising platforms that offer crypto assets or crypto contracts to persons or companies located in Ontario that they must contact OSC staff by April 19, 2021, to commence discussions relating to compliance with Ontario securities laws. The OSC Press Release provides that the OSC’s expectations are consistent with the regulatory framework discussed in the Staff Notice, which requires that platforms currently facilitating trading in security tokens or instruments or contracts involving crypto assets in Canada are required to register as an investment dealer and become a member of IIROC and that an interim registration approach may be available as described in the Staff Notice.

The MogoCrypto account, accessible through the free MogoAccount, allows users to add bitcoin to their financial holdings instantly from their mobile devices. Mogo partners with Coinsquare Ltd., a leading Canadian digital asset trading platform, to power the ability to buy and sell bitcoin for its members through MogoCrypto. Coinsquare’s subsidiary, Coinsquare Capital Markets Ltd., recently submitted a dealer membership application to IIROC and an application to the OSC to operate a marketplace for digital assets. Given the nature of the MogoCrypto business model and its partnership with Coinsquare, Mogo has been engaged in ongoing discussions with its principal regulator, the British Columbia Securities Commission (“BCSC”), regarding the application and interpretation of existing regulatory requirements. In light of the OSC Press Release, the Company will also make formal submissions to the OSC by April 19, 2021 to commence discussions with respect to any appropriate registration category or exemption that may be appropriate, including how such existing requirements may need to be tailored, with a view to obtaining any required registration or exemption from any applicable registration requirement by December 31, 2021, or such other date mutually agreed to by Mogo and the OSC.

Consistent with the OSC Press Release, Mogo acknowledges that failure to obtain any required registration or exemption could result in adverse consequences to the business and operations of Mogo, including restrictions on continuing to extend MogoCrypto to Ontario residents or use proceeds from any public financings to fund activities in Ontario that relate to MogoCrypto. See “Risk Factors – Uncertainty regarding application of registration requirements under Securities Legislation”.

Description of Share Capital

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles ("Articles").

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at the date of this Prospectus, there are 56,780,729 Common Shares and no Preferred Shares issued and outstanding.

Common Shares

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Company's shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by Mogo's board of directors (the "Board"). Holders of Common Shares are, subject to the rights and priorities of holders of Preferred Shares, entitled to participate in any distribution of the Company's net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per Common Share.

Advance Notice Provisions

We have included certain advance notice provisions with respect to the election of our directors in our Articles (the "Advance Notice Provisions"). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

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Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days and not more than 65 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the "Notice Date") is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date.

Dividend Policy

The holders of Common Shares are entitled to receive distributions as and when declared from time to time on the Common Shares by the Board, acting in its sole discretion, out of the Company's assets properly available for the payment of dividends.

On February 27, 2019, the Board declared the Company's first ever special dividend of $0.10 per Common Share, payable in cash. The Company intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. The declaration of any future dividends by the Board will be dependent on the Company's earnings, liquidity position, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

During the last three financial years, the Company has declared and paid cash dividends per Common Share as noted below:

Record Date	Payment Date	Dividend per Common Share
March 22, 2019	April 5, 2019	$0.10

Preferred Shares

We may issue Preferred Shares from time to time in one or more series. The Board is authorized to fix the number of Preferred Shares of each series, and to determine for each series, the designation, rights, privileges, restrictions and conditions, including dividend rates, redemption prices, conversion rights and other matters. Among other things, each series of Preferred Shares, upon determination by the Board, may or may not carry voting rights and may or may not be convertible into another class or series of shares of the Company.

So long as any Preferred Shares are outstanding, the holders of the Preferred Shares of each series shall rank both with regard to dividends and return of capital in priority to the holders of the Common Shares and in priority to any other shares ranking junior to the Preferred Shares, and the holders of the Preferred Shares of each series may also be given such other preference over the holders of the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined as to the respective series authorized to be issued. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and return of capital in the event of any distribution of assets of the Company among its shareholders arising on the liquidation, dissolution or winding up of the Company.

Description of Debt Securities

The following description, together with the additional information we may include in any applicable Prospectus Supplement, summarizes the material terms and provisions of the Debt Securities that we may offer under this Prospectus, which may be issued in one or more series. Debt Securities may be offered independently or together with other Securities. The following sets forth certain general terms and provisions of the Debt Securities offered under this Prospectus. The specified terms and provisions of the Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. The terms of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below.

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General

Debt Securities may be issued in either Canada or the United States in one or more series under and governed by the terms of one or more trust indentures (a "Trust Indenture") between us and a debt security trustee or trustees that we will name in the relevant Prospectus Supplement, if applicable.

This summary of some of the provisions of the Debt Securities is not complete. The statements made in this Prospectus relating to a Trust Indenture, if any, and Debt Securities to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of any Trust Indenture, if any and as applicable. Prospective investors should refer to the applicable Trust Indenture, if any. If applicable, we will file a Trust Indenture describing the terms and conditions of Debt Securities we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Debt Securities are offered.

The applicable Prospectus Supplement relating to any Debt Securities offered by us will describe the particular terms of those Debt Securities and include specific terms relating to the offering. This description will include, where applicable:

•	the designation and aggregate number of Debt Securities;
•	any limit on the aggregate principal amount of the Debt Securities;
•	the price at which the Debt Securities will be offered;
•	the currency or currencies in which the Debt Securities will be offered and in which the principal, premium, if any, and interest, if any, will be paid;
•	the date or dates on which principal of the Debt Securities will be payable and the amount of principal which will be payable;
•	the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, or contingent interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date;
•	the dates on which and the price or prices at which the Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;
•	the right, if any, of holders of the Debt Securities to convert them into Common Shares or other securities, including any contingent conversion provisions and any provisions intended to prevent dilution of those conversion rights;
•	the extent and manner, if any, to which payment on or in respect of the Debt Securities will be senior to, or will be subordinated to the prior payment of, other liabilities and obligations of the Company;
•	any special or modified events of default or covenants with respect to the Debt Securities;
•	any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;
•	the percentage of the principal amount of the Debt Securities which is payable if maturity of the Debt Securities is accelerated because of a default;
•	any special or modified events of default or covenants with respect to the Debt Securities;
•	the effect of any merger, consolidation, sale or other disposition of our business on the Debt Securities and the Trust Indenture, if any and as applicable;
•	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary of the global securities;
•	whether the Debt Securities will be listed on any exchange;
•	material United States and Canadian federal income tax consequences of owning the Debt Securities; and
•	any other material terms or conditions of the Debt Securities.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

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Ranking and Other Indebtedness

The Debt Securities will be senior or subordinated indebtedness of ours, as described in the relevant Prospectus Supplement. In the event of our insolvency or winding up, our subordinated indebtedness, including any subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all of our other liabilities (including senior indebtedness), except those which by their terms rank equally in right of payment with or are subordinate to such subordinated indebtedness.

Description of Warrants

The following description, together with the additional information we may include in any applicable Prospectus Supplement, summarizes the material terms and provisions of the Warrants that we may offer under this Prospectus, which will consist of Warrants to purchase Shares or Debt Securities and may be issued in one or more series. Warrants may be offered independently or together with other Securities, and may be attached to or separate from those Securities. While the terms we have summarized below will apply generally to any Warrants that we may offer under this Prospectus, we will describe the particular terms of any series of Warrants that we may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants may be issued under and governed by the terms of one or more warrant indentures (a "Warrant Indenture") between us and a warrant trustee (a "Warrant Trustee") that we will name in the relevant Prospectus Supplement, if applicable. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture, if any, and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Warrant Indenture, if any, and the Warrant certificate. Prospective investors should refer to the Warrant Indenture, if any, and the Warrant certificate relating to the specific Warrants being offered for the complete terms of the Warrants. If applicable, we will file a Warrant Indenture describing the terms and conditions of Warrants we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Warrants are offered.

The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:

•	the designation and aggregate number of Warrants;
•	the price at which the Warrants will be offered;
•	the currency or currencies in which the Warrants will be offered;
•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
•	the manner of exercise;
•	the number of Shares or Debt Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Shares or Debt Securities may be purchased upon exercise of each Warrant;
•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;
•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;
•	the effect of any merger, consolidation, sale or other disposition of our business on the Warrants and the Warrant Indenture, if any;
•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;
•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;
•	whether the Warrants or the underlying Securities will be listed on any exchange;
•	material United States and Canadian federal income tax consequences of owning the Warrants;
•	the manner in which the Warrants and the Warrant Indenture, if any, may be modified; and
•	any other material terms or conditions of the Warrants.

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Rights of Holders Prior to Exercise

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities issuable upon exercise of the Warrants.

Description of Units

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that we may offer under this Prospectus. While the terms we have summarized below will apply generally to any Units that we may offer under this Prospectus, we will describe the particular terms of any series of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

We will file the form of unit agreement ("Unit Agreement"), if any, between us and a unit agent ("Unit Agent") that describes the terms and conditions of the series of Units we are offering, and any supplemental agreements, concurrently with the filing of the applicable Prospectus Supplement under which such series of Units are offered. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of the Unit Agreement, if any, and any supplemental agreements applicable to a particular series of Units. We urge you to read the applicable Prospectus Supplements related to the particular series of Units that we sell under this Prospectus, as well as the complete Unit Agreement, if any, and any supplemental agreements that contain the terms of the Units.

General

We may issue Units comprising one or more of the Securities otherwise described herein in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit Agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable Prospectus Supplement the terms of the series of Units, including:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;
•	provisions of the governing Unit Agreement, if any; and
•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units.

The provisions described in this section, as well as those described under "Description of Share Capital", "Description of Debt Securities" and "Description of Warrants" will apply to each Unit and to any Security included in each Unit, respectively.

Issuance in Series

We may issue Units in such amounts and in numerous distinct series as we determine.

Prior Sales

Information about prior sales will be provided in each applicable Prospectus Supplement relating to the Securities offered thereby.

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Trading Price and Volume

Trading price and volume of our Securities will be provided in each applicable Prospectus Supplement relating to the Securities offered thereby.

Use of Proceeds

Unless otherwise indicated in the applicable Prospectus Supplement, Mogo intends to use the net proceeds from the sale of Securities for working capital requirements and general corporate purposes, or to fund future acquisitions and strategic partnerships and investments. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. We may also, from time to time, issue securities otherwise than through the offering of Securities pursuant to this Prospectus.

While the Company had positive cash flow from operations for the year ended December 31, 2020, the Company has a history of negative cash flow from operations. However, one of the key performance indicators that Mogo uses to manage its business and evaluate its financial results and operating performance is "cash provided by operating activities before investment in loans receivable". Using this metric, the Company has generated positive cash flow from operations before investment in loans receivable and all operating expenses, including interest expenses, have been funded internally. See "Non-IFRS Financial Measures" in the Annual MD&A.

SELLING SECURITYHOLDERS

Common Shares may be sold under this Prospectus by way of a secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Common Shares by selling securityholders will include the following information:

•	the names of the selling securityholders;
•	the number or amount of Common Shares owned, controlled or directed by each selling securityholder;
•	the number or amount of Common Shares being distributed for the account of each selling securityholder;
•	the number or amount of our securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities;
•	whether Common Shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only;
•	if the selling securityholder purchased the Common Shares being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Common Shares; and
•	if the selling securityholder acquired the Common Shares being distributed in the twelve months preceding the date of the Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on a per share basis.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions", as such term is defined in NI 44-102, including sales made directly on the TSX, the Nasdaq or other existing trading markets for the Securities. We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the initial offering price of such Securities (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters' compensation.

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The agents and/or underwriters will contractually commit not to make any offers or sales of Securities in the Province of Québec. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. If, in connection with the offering of Securities at the initial offering price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, and have been unable to do so, the public offering price may be decreased and thereafter further changed from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers is less than the gross proceeds paid by the underwriters to us. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Underwriters and agents may, from time to time, purchase and sell the Securities described in this Prospectus and the relevant Prospectus Supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the Securities or liquidity on the secondary market if one develops. From time to time, underwriters and agents may make a market in the Securities.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities. Any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom we have a material relationship. We will describe in the Prospectus Supplement, naming the underwriter, the nature of any such relationship.

By Agents

The Securities may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement. Any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters or agents would be involved in the offering.

General Information

Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended.

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use Securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement.

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One or more firms, referred to as "remarketing firms," may also offer or sell the Securities, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the Securities in accordance with the terms of the Securities. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm's compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket.

In connection with any offering of Securities, other than an "at-the-market distribution", as such term is defined in NI 44-102, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. With respect to an "at-the-market" distribution, no underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Secondary Offering

This Prospectus may also, from time to time, relate to the offering of Common Shares by certain selling securityholders.

The selling securityholders may sell all or a portion of Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If Common Shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. Common Shares may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in any transaction permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of Common Shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of Common Shares in the course of hedging in positions they assume. The selling securityholders may also sell Common Shares short and deliver Common Shares covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time pursuant to this Prospectus or any Prospectus Supplement filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or Prospectus Supplement, the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus. The selling securityholders also may transfer and donate Common Shares in other circumstances in which case the transferees, donees, pledgees or other successor in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling securityholders and any broker-dealer participating in the distribution of Common Shares may be deemed to be "underwriters" within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of Common Shares is made, a Prospectus Supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under "Selling Securityholders", set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

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There can be no assurance that any securityholder will sell any or all of Common Shares registered pursuant to the Registration Statement, of which this Prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitations, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any Common Shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Common Shares to engage in market-making activities with respect to Common Shares. All of the foregoing may affect the marketability of Common Shares and the ability of any person or entity to engage in market-making activities with respect to Common Shares.

Once sold under the Registration Statement, of which this Prospectus forms a part, Common Shares will be freely tradable in the hands of persons other than our affiliates.

Consolidated Capitalization

Other than the Carta Transaction resulting in the issuance of 10,000,000 Common Shares, there have been no material changes in the consolidated share and loan capital of Mogo from December 31, 2020 to the date of this Prospectus.

As a result of the issuance of Securities which may be distributed under this Prospectus, the share capital of the Company may increase by up to a maximum of US$500,000,000.

EARNINGS COVERAGE

If we offer Debt Securities having a term to maturity in excess of one year or Preferred Shares under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

RISK FACTORS

Prospective investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the other information contained in this Prospectus, any applicable Prospectus Supplement and the information incorporated by reference in this Prospectus (and in particular, the risk factors discussed under the heading "Risk Factors" beginning at page 24 of the AIF) before purchasing Securities.

The risks and uncertainties described in this Prospectus, any applicable Prospectus Supplement and the information incorporated by reference herein are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the our publicly traded securities could be materially and adversely affected. In all these cases, the trading price of our publicly traded securities could decline, and prospective investors could lose all or part of their investment.

The duration and impact of the COVID-19 pandemic are unknown at this time.

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak remain unknown at this time, as does the efficacy of the government and central bank interventions. It is difficult to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

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While the Company's operating activities have not been materially affected by the COVID-19 pandemic to date, the significant increase in the number of our employees who are working remotely as a result of the pandemic, and an extended period of remote work arrangements and subsequent reintroduction into the workplace could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, and give rise to claims by employees or otherwise adversely affect our business. Additionally, COVID-19 could require new or modified processes, procedures, and controls to respond to changes in our business environment. Further, there can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets which may reduce share prices and financial liquidity and thereby limit the capital available to the Company.

The impacts of COVID-19, individually or collectively, could have a material adverse impact on our business, financial condition, and results of operations and have the effect of heightening or exacerbating many of the other risks described in this "Risk Factors" section and in the "Risk Factors" section of the AIF.

The market price for our publicly traded securities may be volatile and your investment could suffer a decline in value.

The market price of our publicly traded securities could be subject to significant fluctuations. Some of the factors that may cause the market price of our publicly traded securities to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;
•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;
•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•	short sales, hedging and other derivative transactions in our Securities;
•	litigation or regulatory action against us;
•	investors' general perception of us and the public's reaction to our press releases, our other public announcements and our filings with securities regulators, including our financial statements;
•	publication of research reports or news stories about us, our competitors or our industry;
•	positive or negative recommendations or withdrawal of research coverage by securities analysts;
•	changes in general political, economic, industry and market conditions and trends;
•	sales of our securities by existing shareholders;
•	recruitment or departure of key personnel;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and
•	the other risk factors described in this section of this Prospectus and in any applicable Prospectus Supplement.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions' respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Company by those institutions, which could materially adversely affect the trading price of our publicly traded securities. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of our publicly traded securities may be materially adversely affected.

In addition, broad market and industry factors may harm the market price of our publicly traded securities. Hence, the market price of our publicly traded securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our securities regardless of our operating performance. In the past, following a significant decline in the market price of a company's securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, and our management's attention and resources could be diverted and it could harm our business, operating results and financial condition.

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There is no market through which the Preferred Shares, certain Warrants, Units, or Debt Securities may be sold.

There is no market through which the Preferred Shares, Warrants (other than the Listed Warrants), Units, or Debt Securities may be sold. There can be no assurance that an active trading market will develop for the aforementioned Securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted for those Securities, may be adversely affected by, among other things:

•	changes in the overall market for those Securities;
•	changes in our financial performance or prospects;
•	changes or perceived changes in our creditworthiness;
•	the prospects for companies in the industry generally;
•	the number of holders of those Securities;
•	the interest of securities dealers in making a market for those Securities; and
•	prevailing interest rates.

There can be no assurance that fluctuations in the trading price will not materially adversely impact on our ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Future sales or issuances of securities could decrease the value of existing securities, dilute investors' voting power and reduce our earnings per share.

We may sell additional Securities in subsequent offerings and may issue additional Securities to finance operations, acquisitions or other projects. We have a large number of authorized but unissued Common Shares. We cannot predict the size of future sales and issuances of Securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the Securities. Sales or issuances of a substantial number of Securities, or the perception that such sales could occur, may adversely affect prevailing market prices for Securities. With any additional sale or issuance of Common Shares (including Securities convertible into Common Shares), investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our Board may issue, without shareholder approval, Preferred Shares that have rights and preferences potentially superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.

While there are no Preferred Shares currently outstanding, our Articles allow the issuance of Preferred Shares in one or more series. Subject to the TSX, Nasdaq and any applicable regulatory approvals, our Board may set the rights and preferences of any series of Preferred Shares in its sole discretion without shareholder approval. The rights and preferences of those Preferred Shares may be superior to those of the Common Shares. Accordingly, the issuance of Preferred Shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive our shareholders of a control premium that might otherwise have been realized in connection with an acquisition of Mogo.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant.

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Our operations have generated negative cash flows in the past.

While the Company had positive cash flow from operations for the year ended December 31, 2020, the Company has a history of negative cash flow from operations and may generate negative cash flow from operations in the future. Operational expenses are funded through positive cash flow from operations before investment in loans receivable and the Company's cash reserves. Accordingly, the Company currently has no plans to use any of the proceeds from the offering of Securities under this Prospectus to fund operating expenses. However, if the Company does not generate positive cash flow from operations before investment in loans receivable, there could be a material and adverse effect on our financial condition or results of operations.

If securities or industry analysts cease to publish research reports or publish inaccurate or unfavorable research about us or our business, our trading price and volume could decline.

The trading market for our publicly traded Securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our publicly traded Securities or publish inaccurate or unfavorable research about our business, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our publicly traded securities could decrease, which could cause our trading price and volume to decline.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of Mogo as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Uncertainty regarding application of registration requirements under Securities Legislation

The Company’s MogoCrypto services and products may require it to register with securities regulators in some or all of the provinces and territories in Canada where such products or services are available. The Company has agreed to work with the OSC and the BCSC to determine whether it is required to register or whether it could rely on any applicable exemptions from registration. The Company has not yet applied for registration or an exemption therefrom and it is possible, if it is required to register, that the Company will not receive all necessary regulatory approvals or exemptions required to continue operating in one or more Canadian jurisdictions. Even in the event that the Company receives applicable registration or exemptions, it may be subject to additional terms and conditions that impact or limit its current and future operations. The failure to obtain necessary regulatory approvals, including registration or exemptions, could negatively impact our business, financial condition and results of operations, including that regulators may take steps to enforce applicable registration requirements under applicable Canadian securities laws, which may include restrictions on the Company’s ability to continue offering the MogoCrypto service, or any other service or product related to trading in crypto assets, to residents in Ontario or other Canadian jurisdictions, and potentially regulatory action for non-compliance with applicable Canadian securities laws.  Furthermore, as a reporting issuer, the Company is subject to the regulatory jurisdiction of the BCSC as its principal regulator and the other securities regulators across Canada, including the OSC, and such regulators could impose further restrictions or limitations on the Company, including limitations on its ability to use proceeds raised from any future public financings in one or more Canadian jurisdictions to fund activities that relate to MogoCrypto, or any other customer service or product related to trading crypto assets, and to conduct public financings in one or more Canadian jurisdictions until the Company is able to obtain registration or an exemption therefrom.

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Certain Canadian Federal Income Tax Considerations

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of distributions on the Securities will be subject to Canadian non-resident withholding tax.

Certain U.S. Federal Income Tax Considerations

The applicable Prospectus Supplement may also include a discussion of certain United States federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

Legal Matters

Unless otherwise specified in the applicable Prospectus Supplement, certain legal matters relating to Canadian law will be passed upon on our behalf by Stikeman Elliott LLP. Certain legal matters relating to United States law will be passed upon on our behalf by Latham & Watkins LLP. As at the date of this Prospectus, the partners and associates of Stikeman Elliott LLP beneficially own, directly and indirectly, less than 1% of any class of our issued and outstanding securities or securities of our affiliates or associates.

If any underwriters or dealers named in a Prospectus Supplement retain their own counsel to pass upon legal matters relating to the Securities offered thereunder, such counsel will be named in such Prospectus Supplement.

Legal Proceedings

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

Auditor, Transfer Agent and Registrar

The independent auditors of the Company are KPMG LLP, Chartered Professional Accountants. KPMG LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. Our transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

The auditors of Carta Worldwide, the Company's wholly-owned subsidiary, are Ernst & Young LLP, located at 100 Adelaide Street West, PO Box 1, Toronto, Ontario, M5H 0B3. Ernst & Young LLP prepared the independent auditors' report on Carta Worldwide's audited annual financial statements for the year ended December 31, 2019, incorporated by reference into this Prospectus. Ernst & Young LLP is the independent auditor of Carta Worldwide and is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

Purchasers' Statutory and Contractual Rights of Withdrawal and Rescission

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

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Original purchasers of Warrants (if offered separately) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Warrant.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant, the amount paid upon conversion, exchange or exercise upon surrender of the underlying Securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers of Warrants, or other convertible, exchangeable or exercisable securities are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of this right of action for damages or consult with a legal adviser.

Enforceability of CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia). All but one of our directors and officers, and most of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for U.S. investors who reside in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for U.S. investors who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. We have been advised by our Canadian legal counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the filing of our Registration Statement on Form F-10 relating to this Prospectus, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning an offering, purchase or sale of the Securities.

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 CERTIFICATE OF THE ISSUER

Dated: April 15, 2021

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada except Québec.

"David Feller"	"Gregory Feller"
David Feller Chief Executive Officer	Gregory Feller President and Chief Financial Officer

On behalf of the Board of Directors:

"Minhas Mohamed"	"Kees Van Winters"
Minhas Mohamed Director	Kees Van Winters Director

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